July 29, 2022TSX: SAM

Starcore Reports Year End 2022 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the year end dated April 30, 2022 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We report another strong year of earnings from mining operations of $5.3million and net income of $0.05 per share. In addition, we have accumulated over $8.8million in cash at April 30,2022, which does not account for the $1.2 million private placement completed this month which is slated for additional exploration on our properties,” reported Robert Eadie, Chief Executive Officer. “We will continue to expand our resources through exploration and acquisitions using our cash reserves and our experienced management and operational team in Mexico.”

Financial Highlights for the year ending April 30, 2022 (audited):

•	Cash on hand is $8.8 million and working capital of $9.1 million at April 30, 2022;
•	Gold and silver sales of $25.7 million;
•	Earnings from mining operations of $5.3 million;
•	Net Income of $2.4 million, or $0.05 per share, including a $1.6 million gain on sale of royalties;
•	EBITDA(1) of $4.8 million;

The following table contains selected highlights from the Company’s audited consolidated statement of operations for the years ended April 30, 2022 and April 30, 2021:

(in thousands of Canadian dollars) (audited)	Year Ended April 30, 2022	Year Ended April 30, 2021
Revenues	$25,679	$26,799
Cost of Sales	(20,373)	(20,397)
Earnings from mining operations	5,306	6,402

Administrative Expenses	(3,878)	(3,843)
Loss on Sale of Property	(40)	(1,116)
Loss on investment	(287)	-
Royalty sale	1,600	-
Income tax recovery (expense) - deferred	(296)	1,449
Net Income	$ 2,405	$ 2,892
(i) Net Income per share – basic	$0.05	$0.06
(ii) Net Income per share – diluted	$0.05	$0.06

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net Income to EBITDA(1)
For the year ended April 30,	2022	2021
Net income	$2,405	$2,892
Loss on Toiyabe	40	1,116
Unrealized loss on investment	287	-
Sale of royalties	(1,600)	-
Income tax expense (recovery)	296	(1,449)
Interest	-	23
Depreciation and depletion	3,413	4,359
EBITDA	$4,841	$6,941
EBITDA MARGIN(2)	18.9%	25.9%
(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the year ended April 30, 2022:

•	Equivalent gold production of 11,165 ounces;
•	Mine operating cash cost of US$1,239/EqOz;
•	All-in sustaining costs of US$1,601/EqOz.

The following table is a summary of mine production statistics for the San Martin mine three and twelve months ended April 30, 2022 and for the previous year ended April 30, 2021:

		Actual Results for
	Unit of measure	3 months ended April 30, 2022	12 months ended April 30, 2022	12 months ended April 30, 2021
Mine Production of Gold in Dore	thousand ounces	2.6	10.0	10.5
Mine Production of Silver in Dore	thousand ounces	25.2	85.4	103.4
Gold equivalent ounces	thousand ounces	2.9	11.2	11.8

Silver to Gold equivalency ratio		78.2	75.0	78.3
Mine Gold grade	grams/tonne	1.65	1.58	1.63
Mine Silver grade	grams/tonne	27.2	23.0	24.7
Mine Gold recovery	percent	88.6%	88.2%	88.4%
Mine Silver recovery	percent	52.3%	51.4%	57.0%
Milled	thousands of tonnes	55.4	224.4	225.5
Mine operating cash cost per tonne milled	US dollars/tonne	65	62	55
Mine operating cash cost per equivalent ounce	US dollars/ounce	1,234	1,239	1,056

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

,

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	ROBERT EADIE

Telephone: (604) 602-4935 Investor Relations
Telephone: (604) 602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.